As filed with the Securities and Exchange Commission on October 7, 1999
                                                    Registration No. 333-85327
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       ----------------------------------

                                POST-EFFECTIVE
                              AMENDMENT NO. 2 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                   ----------------------------------------

                           ASYST TECHNOLOGIES, INC.
            (Exact name of registrant as specified in its charter)

       California                                       94-2942251
(State of Incorporation)                   (I.R.S. Employer Identification No.)

                                48761 KATO ROAD
                              FREMONT, CA  94538
                                (510) 661-5000
  (Address, including zip code, and telephone number, including area code of
                   Registrant's principal executive offices)

                         ----------------------------

                             DOUGLAS J. MCCUTCHEON
                           ASYST TECHNOLOGIES, INC.
                                48761 KATO ROAD
                              FREMONT, CA  94538
                                (510) 661-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ----------------------------

                                  Copies to:

                             JAMES C. KITCH, ESQ.
                              COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                              PALO ALTO, CA 94306
                                (650) 843-5000

       Approximate date of commencement of proposed sale to the public:
  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]

================================================================================

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  PROSPECTUS

                               1,106,596 SHARES

                           ASYST TECHNOLOGIES, INC.
                                 COMMON STOCK

The Selling Shareholders:  The selling shareholders identified in this prospectus are selling 1,106,596 shares of our common stock. Of these shares 625,000 shares of common stock were sold to the selling shareholders by us in a private financing and 481,596 shares were issued in connection with our acquisition of Progressive System Technologies, Inc.

                           We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling shareholders.

Offering Price:            The selling shareholders may sell the shares of
                           common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in the section titled "Plan of Distribution" on page 10.

Trading Market:            Our common stock is listed on the Nasdaq National
                           Market under the symbol "ASYT." On October 6, 1999, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $34.1250.

Risks: Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2.

The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October 7, 1999

                               TABLE OF CONTENTS

                                                                           PAGE
Prospectus Summary........................................................... 2

Risk Factors................................................................. 3

Special Note Regarding Forward Looking Statements............................ 8

Where You Can Get More Information........................................... 8

Use of Proceeds.............................................................. 9

Selling Shareholders.........................................................10

Plan of Distribution.........................................................12

Legal Matters................................................................12

Experts......................................................................12

                              PROSPECTUS SUMMARY

     Asyst develops, manufactures and markets systems utilizing isolation technology, material tracking products, and factory automation solutions used primarily in cleanrooms for semiconductor manufacturing. These systems are designed to reduce contamination on in-process wafers by isolating processing equipment and wafers in ultraclean (better than Class 1) minienvironments within a cleanroom production facility. Controlling contamination in this manner enables semiconductor manufacturers to increase yields and, in many cases, reduce cleanroom construction and operating costs. In recent years, state-of-the-art factory automation has emerged as a critical path in helping chipmakers meet both their technology and manufacturing goals.

     We are a California corporation. Our principal offices are located at 48761 Kato Road, Fremont, California 94538, and our telephone number is (510) 661-5000. In this prospectus, "Asyst," "we" and "our" refer to Asyst Technologies, Inc. unless the context otherwise requires.

                                 RISK FACTORS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed in the forward-looking statements that involve risks and uncertainties, including those set forth below. Prospective investors should consider the following factors in evaluating Asyst and its business before purchasing any shares of the common stock offered hereby.

Our Quarterly Operating Results Are Subject to Variability

     Our revenues and operating results can fluctuate substantially from quarter to quarter depending on such factors as:

     .  the timing of significant customer orders
     .  the timing of product shipments
     .  variations in the mix of products sold
     .  the introduction of new products
     .  the changes in customer buying patterns
     .  the fluctuations in the semiconductor equipment market
     .  the availability of key components
     .  general trends in the economy.

     Our customers' procurement process is typically six to twelve months or longer from initial inquiry to order, making the timing of customer orders uneven and difficult to predict. The process may involve competing capital budget considerations for our customers. A significant portion of the net sales in any quarter is typically derived from a small number of long-term, multimillion dollar customer projects involving an upgrade of an existing facility or the construction of a new facility. We typically cannot ship products until the customer's facility and/or the process tools housed in the facility are ready. Customers generally may cancel or reschedule shipments with limited or no penalty. These factors increase the risk of unplanned fluctuations in net sales. Any delay or failure to receive anticipated orders could adversely affect our financial performance. Moreover, a shortfall in planned net sales in a quarter as a result of these factors could have a material adverse effect on our operating results for the quarter. Given these factors, we expect that quarter to quarter performance will fluctuate for the foreseeable future and consequently that quarter to quarter comparisons may not be meaningful.

We Are Dependent on Global Acceptance of Isolation and Minienvironment Technology by Our Customers

     Since 1995, substantially all of our revenues have been from sales of isolation and minienvironment systems to semiconductor manufacturers and tool suppliers to the semiconductor industry. We expect sales of such systems will continue to account for a majority of revenues for the foreseeable future. Given that the use of isolation and minienvironment systems represents an alternative to the conventional cleanroom approach utilized by semiconductor manufacturers, we believe that our growth prospects depend in large part upon our ability to gain acceptance by a broader group of customers of the efficacy of Asyst's isolation and minienvironment technology. The decision by a semiconductor manufacturer that is currently not employing our isolation and minienvironment approach to make a large-scale deployment of our products in 200 mm and smaller wafer facilities, involves significant organizational, technological and financial commitments by such semiconductor manufacturer. There can be no assurance that the market will continue to accept isolation and minienvironment technology.

Our Net Sales are Derived From a Concentration of a Few Large Customers

     Significant portions of our net sales are derived from a small number of customers. Our projects are typically completed within a six to eighteen month period from the time we initially receive a customer's purchase order. As we complete projects, business from these customers will decline substantially unless they undertake additional projects incorporating our products. If additional projects are not initiated by our existing customers, our performance may be materially and adversely affected.

We are Dependent on the Semiconductor Industry

     Our business is entirely dependent upon the capital expenditures of semiconductor manufacturers, which in turn are dependent on the current and anticipated market demand for Integrated Circuits ("ICs")as well as products utilizing ICs. The semiconductor industry is cyclical and has historically experienced periodic downturns. These downturns, whether the result of general economic changes or capacity growth temporarily exceeding growth in demand for ICs, are difficult to predict and have often had a severe adverse effect on the semiconductor industry's demand for semiconductor processing equipment. For example, in the year ended March 31, 1998, we ended the year with record quarter net sales of $46.6 million. Our net sales in the quarters ended June 30, 1998, September 30, 1998, December 31, 1998 and March 31, 1999 were $37.4 million, $18.9 million, $17.9 million and $18.7 million, respectively. The sharp decrease in net sales from the record net sales set in the quarter ended March 31, 1998 were due to the downturn in the Asian economies and worldwide demand for semiconductors. We believe that our future performance will be adversely affected from time to time by such industry downturns.

Our Success is Dependent on Our Ability to Retain and Recruit Key Personnel

     Our success depends upon a small number of senior management and technical personnel. The loss of the services of one or more of these key persons could materially and adversely effect our results. In addition, in each of our locations there is strong competition in the labor markets for the employees we seek. Our future success will depend in large part upon our ability to recruit and retain highly skilled technical, managerial, financial and marketing personnel, all of whom are in great demand. A failure to retain, acquire or adequately train key personnel could have a material adverse impact on our performance. Due to the cyclical nature of demand for our products, we have had to reduce our workforce and then rebuild our workforce as our business has gone through downturns followed by upturns. The labor markets in which we are located are highly competitive and as a result, this type of employment cycle increases our risk of not being able to retain and recruit key personnel. Our failure to continue to ensure good employee relations could materially and adversely affect our operations.

We Need to Manage Our Growth and Personnel Changes

     During the last three years, we have experienced extremely rapid growth in the number of our employees and the geographic area of our operations. Our growth, tempered by the current downturn in net sales, has been driven by an increase in our customer base, the cumulative impact of historical installations and acquisitions of new operations. This growth has placed a significant strain on our management, operations and financial systems. Our future operating results will be dependent in part on our ability to continue to implement and improve our operating and financial controls and management information systems. To succeed we must train and manage our employee base to cope with growth and change. Failure to manage our growth effectively could materially and adversely affect our operations.

We May Not Be Able to Effectively Compete in a Highly Competitive Semiconductor Equipment Industry

     We currently have direct competition with respect to our Asyst-SMIF System and SMART-Traveler System products. Our principal competition in these products comes from conventional approaches to solving the contamination and manufacturing control problems of the semiconductor manufacturing industry in the 200 mm or smaller wafer semiconductor facility. The semiconductor equipment industry, however, is highly competitive in general, and there can be no assurance that one or more potential competitors will not enter the microenvironment and isolation market. In recent years, several companies, including Jenoptik A.G., have begun offering one or more products that compete with our Asyst-SMIF System products. During the past couple of years our competitors have competed heavily on price in an attempt to win access to our markets, putting pressure on our gross margins. Certain international competitors have received various forms of government support, ranging from different forms of financial subsidies to high level diplomatic support. There can be no assurance that in the future our competitors will not put further pressure on our gross margins or increase their market share.

     The market acceptance of the isolation and minienvironment technology for 300 mm wafer sites is likely to draw new competitors since the market is perceived to be much larger. In the 300 mm wafer market, we face stiff competition from a number of companies such as PRI Automation, Inc. ("PRIA") and Brooks Automation, Inc., as well as potential competition from other semiconductor equipment and cleanroom construction companies. Some of those competitors in the 300 mm wafer sites may have greater name recognition, more extensive engineering, manufacturing and marketing capabilities and substantially greater financial, technical and personnel resources than those available to us. We also compete with several competitors in the robotics area, including, but not limited to, PRIA and Kensington Labs. While price is a competitive factor in the sale of robots, our ability to deliver quality, reliability and on time shipments are the factors which will largely impact our success against our competition. There can be no assurance that Asyst will be able to compete successfully in the future in these areas.

Our Ability to Develop and Introduce New Products and Technologies Will Have a Significant Impact on Our Future Performance

     Semiconductor equipment and processes are subject to rapid technological changes. The development of more complex ICs has driven the need for new facilities, equipment and processes to produce such devices at acceptable cost and yield. We believe that our future success will depend in part upon our ability to continue to enhance our existing products to meet customer needs and to develop and introduce new products to maintain technological leadership in our market segment. There can be no assurance that our product development efforts will be successful or that we will be able to respond effectively to technological change.

We May Not Be Able to Integrate the Operations of Acquisitions

     We may make acquisitions of, or significant investments in, businesses that offer complementary products, services or technologies. We have recently acquired a number of companies in order to expand our product line including Hine Design Incorporated and Progressive System Technologies, Inc. If we are to realize the anticipated benefits of these acquisitions, the operations of these companies must be integrated and combined efficiently. The process of rationalizing supply and distribution channels, computer and accounting systems and other aspects of operations, while managing a larger entity, will present a significant challenge to our management. There can be no assurance that the integration process will be successful or that the anticipated benefits of the business combinations will be fully realized. The dedication of management resources to such integration may detract attention from the day-to-day business. The difficulties of integration may be increased by the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial costs associated with such activities or that there will not be other material adverse effects of these integration efforts. Such effects could materially reduce our short-term earnings. Consideration for future acquisitions could be in the form of cash, common stock, rights to purchase stock or combination thereof. Dilution to existing stockholders and to earnings per share may result to the extent that shares of common stock or other rights to purchase common stock are issued in connection with any such future acquisitions.

We Are Dependent on Certain Key Suppliers

     Many of the components and subassemblies included in Asyst's products are obtained from a single supplier or a limited group of suppliers. Although to date, Asyst has experienced only minimal delays in receiving goods from our key suppliers, disruption or termination of these sources could have a temporary adverse effect on our operations. We believe that, in time, alternative sources could be obtained and qualified to supply these products in the ordinary course of business, but a prolonged inability to obtain certain components could have an adverse effect on our operating results and could result in damage to our customer relationships.

We May be Unable to Protect Our Intellectual Property Rights and We May Become Involved in Litigation Concerning the Intellectual Property Rights of Others

     We rely on a combination of patent, trade secret and copyright protection to establish and protect our intellectual property. While we intend to protect our patent rights vigorously, there can be no assurance that our patents will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us with competitive advantages. We also rely on trade secrets that we seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to, or independently developed by, others.

     There has been substantial litigation regarding patent and other intellectual property rights in semiconductor related industries. Litigation may be necessary to enforce our patents, to protect our trade secrets or know- how, to defend us against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost to us and divert the attention of our management, which by itself could have an adverse material effect on our financial condition and operating results. Further, adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have an adverse material effect on our financial condition and results of operations.

We Face Additional Risks Because a Majority of Our Net Sales Are From Sales Outside the United States

     A majority of our net sales for the years ended March 31, 1997, 1998 and 1999, respectively, were attributable to sales outside the United States, primarily in Europe, Japan, Singapore and Taiwan. We expect that international sales will continue to represent a significant portion of our total revenues in the future. Sales to customers outside the United States are subject to risks, including:

     .  exposure to currency fluctuations
     .  the imposition of governmental controls
     . the need to comply with a wide variety of foreign and U.S. export laws . political and economic instability
     .  trade restrictions
     .  changes in tariffs and taxes
     .  longer payment cycles typically associated with foreign sales
     .  the greater difficulty of administering business overseas
     .  general economic conditions.

     As of March 31, 1997 and 1998 and 1999, a majority of our accounts receivable, net, were due from international customers located primarily in Japan, Singapore, Taiwan and the United Kingdom. Receivable collection and credit evaluation in new geographies and countries challenge Asyst's ability to avert such risks. There can be no assurance that the continued turmoil in the Asian economics will not negatively impact revenue growth and customer order in the future. Credit risks could also increase if we do not maintain our collection efforts if the economic conditions worsen in the Asia region. In addition, the laws of certain foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. Although we invoice substantially all of our international sales in United States dollars, there can be no assurance that our results of operations will not be adversely affected by currency fluctuations in the future.

We Could Lose Revenues and Incur Significant Costs if Our Systems, Our Products or Our Third-party Systems Are Not Year 2000 Compliant

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. The failure of our internal systems, or any material third-party systems, to be Year 2000 compliant could have a material adverse affect on our business. With respect to our internal business systems, we are working with the third- party vendors of such systems to ensure Year 2000 compliance either exists today or will be achieved through a vendor supplied upgrade in a timely manner. Our products have been, and continue to be, evaluated for Year 2000 compliance. Many of our products have been found to be compliant today and others have been found to require modification to be compliant. Programs are in place and are being further developed to complete such modifications, for both future shipments and in the customer installed base. Our total incremental cost of assessing and remediating our systems and product Year 2000 compliance issues is estimated to be between $500,000 and $1 million. Approximately $200,000 has been expended as of March 31, 1999, with between $200,000 and $350,000 in capital expenditures planned for the first nine months of fiscal year 2000. Also being addressed is the potential impact on us of non- compliance by suppliers, subcontractors, business partners and customers. Even if our internal systems and products are Year 2000 compliant, any failure of these third party systems to become Year 2000 compliant could adversely affect our systems and cause disruption in our normal operations. There can be no assurance that the Year 2000 issue will not materially and adversely affect us in the future.

We May Face Additional risks From the Conversion by Our European Customers to the Euro

     We use the United States dollar as our functional currency. Our policy is to accept orders from customers in dollars, except for local sales of service and spare parts outside the United States. In January 1999, certain member states of the European Union began a conversion to a common currency, the Euro, which will replace their local currency. Asyst GmbH, our wholly owned subsidiary, is located in Germany, a European Union country. Our accounting and administrative systems are provided by a local outside accounting firm. Their systems are Euro compliant and the records of our German subsidiary are being maintained in both German marks and the Euro.

     Since January 1999, certain of our customers in European Union countries that have adopted the Euro, have submitted purchase orders denominated in the Euro. Those purchase orders have not been accepted by us until they were modified to indicate the dollar amounts and specified that the orders would be paid in dollar in the amounts indicated on the modified purchase orders. Our processes have been modified to invoice those customers in dollars with the Euro amounts indicated on the face of the invoice to aid the customer in processing the invoices. We believe that there is significant political pressure being imposed on companies in European countries to make the Euro the currency of exchange. There can be no future assurance that maintaining the dollar as the functional currency for our sales and the business of Asyst GmbH in the European Union countries will be successful.

Anti-Takeover Provisions in Our Articles of Incorporation and Bylaws May Prevent or Delay an Acquisition of Asyst that Might Be Beneficial to Our Shareholders

     Our Articles of Incorporation and Bylaws include provisions that may have the effect of deterring hostile takeovers or delaying changes in control or management of Asyst. These provisions include certain advance notice procedures for nominating candidates for election to the Board of Directors, a provision eliminating shareholder actions by written consent and a provision under which only the Board of Directors or shareholders holding at least 10% of the outstanding common stock may call special meetings of the shareholders. We have entered into agreements with our officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to Asyst.

     The Board of Directors has authority to issue up to 4,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the shareholders. The issuance of preferred stock while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Asyst. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and as a result, the issuance thereof could have a material adverse effect on the market value of the common stock. We have no present plans to issue shares of preferred stock.

Our Stock Price May Fluctuate Significantly which could be Detrimental to Our Shareholders

     Our stock price could fluctuate in response to a variety of factors, including the following:

     .   quarterly fluctuations in results of operations
     .   announcements of new orders by Asyst or its competitors
     . and changes in either our earnings estimates or investment recommendations by stock market analysts
     .   other events or factors that may be beyond our control.

     In addition, in recent years, the stock market in general and shares of technology companies in particular have experienced extreme price fluctuations, and such extreme price fluctuations may continue. These broad market and industry fluctuations may adversely affect the market price of our common stock.

Substantial Future Sales of Our Common Stock in the Public Market Could Affect Future Financings

     If our shareholders sell substantial amounts of common stock in the public market, the market price of our common stock could fall. Such sales might also impair our ability to raise additional funds through equity financing. In such event, to the extent that funds generated from operations, together with our existing capital resources, are insufficient to meet our capital requirements, we will be required to rely on alternative sources of funding, including debt financing, corporate partnering arrangements and capital lease transactions. No assurance can be given that additional financing will be available or, if available, will be available on acceptable terms.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among others, those listed under "risk factors" and in the documents incorporated by reference.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                      WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

 .    Annual Report on Form 10-K for the year ended March 31, 1999;

 .    Proxy Statement for the annual meeting of shareholders to be held on
     September 2, 1999;

 .    Current Report on Form 8-K filed June 18, 1999, as amended; and

 .    The description of the common stock contained in Asyst's Registration
     Statement on Form S-1, as filed on February 21, 1995 with the SEC under the Securities Exchange Act of 1934.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

                 Asyst Technologies, Inc.
                 48761 Kato Road
                 Fremont, CA  94538
                 (510) 661-5000

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling shareholders in the offering.

                             SELLING SHAREHOLDERS

     In connection with a private placement concluded in May 1999 and in connection with our acquisition of Progressive System Technologies, Inc., we sold to the selling shareholders common stock and agreed to register the common stock to those selling shareholders for resale. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

     The following table sets forth certain information regarding the beneficial ownership of the common stock, as of July 15, 1999, by each of the selling shareholders.

     The information provided in the table below with respect to each selling shareholder has been obtained from such selling shareholder. Except as otherwise disclosed below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with Asyst. Because the selling shareholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling shareholders after this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days of July 15, 1999, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group. Applicable percentages are based on 12,539,861 shares outstanding on July 15, 1999 adjusted as required by rules promulgated by the SEC.

                           Shares Beneficially Owned
                               Prior to Offering

                                                                                         Shares Being
Selling Stockholder                                         Number        Percent          Offered
-----------------------------------------------------   ------------   -----------     ----------------
Seligman Communications (1)                               743,000        6.72%            100,000
Global Private Equity II Limited Partnership              194,717        1.55%            194,717
MAS Funds Small Cap Value Portfolio                       142,200        1.13%            142,200
Petra Capital                                             130,410        1.04%*           130,410
Van Kampen American Value Funds                           106,000          *              106,000
Anthony DiNapoli                                           71,031          *               71,031
Envirotech Investment Fund I Limited Partnership           66,647          *               66,647
Mentor Growth Trust                                        62,350          *               62,350
Hermes Partners, L.P.                                      45,000          *               45,000
Ultra Hermes Fund Limited                                  45,000          *               45,000
Pharos Fund Limited                                        30,000          *               30,000
Watson Investment Partners L.P.                            25,000          *               25,000
Lindemann Capital                                          25,000          *               25,000
The Lincoln Fund, L.P.                                     25,000          *               25,000
Lighthouse Partners USA, LP                                10,000          *               10,000
TRS of Illinois                                             2,900          *                2,900
Chicago Transit Authority                                   2,200          *                2,200
Curly H. Ventures, LTD                                      1,871          *                1,871

                                                                                         Shares Being
Selling Stockholder                                         Number        Percent          Offered
-----------------------------------------------------   ------------   -----------     ----------------
Floyd C. Wilson                                             1,871          *                1,871
Maria Teresa Diaz-Esqauivel                                 1,871          *                1,871
Couts Fund Managers Limited                                 1,800          *                1,800
Growth Capital Partners, Inc.                               2,303          *                2,303
David W. Sargent                                            1,122          *                1,122
Mentor VIP Growth                                           1,050          *                1,050
Trigon Insurance                                            1,000          *                1,000
Austin Tech, L.L.C.                                           897          *                  897
Dan Hill and Associates Money Purchase Pension Plan           748          *                  748
Charlie Stephenson                                            748          *                  748
Gerald Kirke-Small Cap                                        500          *                  500
Rex D. Adams                                                  374          *                  374
Gregory R. Boxberger                                          374          *                  374
Michael P. Brown, M.D.                                        374          *                  374
Lawrence D. Field                                             374          *                  374
Kenneth A. Hersh                                              374          *                  374
John A. Hill                                                  374          *                  374
Melvin Jacobs                                                 374          *                  374
Marwood Partners                                              374          *                  374
John E. Mooney                                                374          *                  374
Katherine K. Mooney                                           374          *                  374
Fenner R. Weller, Jr.                                         374          *                  374
Allan C. and Gloria G. King Rev. Trust                        299          *                  299
Advent International Investors II                             286          *                  286
Liz Conroy                                                    188          *                  188
Michael L. Crow                                               188          *                  188
Steven A. Helland                                             188          *                  188
William R. Volk                                               188          *                  188
Neile P. Wolfe                                                188          *                  188
John T. McNabb II                                             187          *                  187
Coye S. McNabb                                                187          *                  187
Gerald Zahler                                                 186          *                  186
David Henson                                                  175          *                  175
Eugene Lowenthal                                              149          *                  149
Jack C. Baum                                                  112          *                  112
Mike Kim                                                       88          *                   88
Rodney Muirhead                                                87          *                   87
Tom Rafferty                                                   79          *                   79
Maurice McCall                                                 77          *                   77
Allan G. King                                                  75          *                   75
Greg Greskovich                                                65          *                   65
Dr. Vincent Cannella                                           58          *                   58
Gary Fugate                                                    47          *                   47
Jackson Hwang                                                  47          *                   47
Joe McCall                                                     39          *                   39
Tom Sessions                                                   39          *                   39
Jim Herring                                                    14          *                   14
Advent Partners Limited Partnership                            13          *                   13
Denise Whatley                                                  9          *                    9

______________
(1) Includes 543,000 shares owned by J&W Seligman & Co., Inc.

                             PLAN OF DISTRIBUTION

     The shares of common stock offered by the selling shareholders, or by their pledgees, transferees or other successors in interest, may be sold from time to time to purchasers directly by any of the selling shareholders acting as principal for its own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, any of the selling shareholders may from time to time offer the common stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling shareholders and/or the purchasers of shares for whom they may act as agent. Sales may be made on the Nasdaq National Market or in private transactions. In addition to sales of common stock pursuant to the registration statement of which this prospectus is a part, the selling shareholders may sell such common stock in compliance with Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act").

     The selling shareholders and any agents, broker-dealers or underwriters that participate in the distribution of the common stock offered hereby may be deemed to be underwriters within the meaning of the Act, and any discounts, commissions or concessions received by them and any profit on the resale of the common stock purchased by them might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     In connection with a private placement concluded in May 1999 and in connection with our acquisition of Progressive System Technologies, Inc., we have agreed to register the selling shareholders' common stock under applicable federal and state securities laws under certain circumstances and at certain times. We will pay substantially all of the expenses incident to the offering and sale of the common stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. Such expenses (excluding such commissions and discounts) are estimated to be $57,500. The agreements related to the above referenced private placement and acquisition provide for cross-indemnification of the selling shareholders and Asyst to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the common stock.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for Asyst by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries it opinion is based on the reports of other independent public accountants, namely Ernst & Young LLP. The financial statements referred to above have been incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of Progressive System Technologies, Inc. and its subsidiary, which are not presented separately or incorporated by reference in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report, which report is incorporated herein by reference from the Asyst Technologies, Inc. Current Report on Form 8-K/A dated August 16, 1999, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by Asyst in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.

          Registration fee............................................. $ 8,537
          Printing and engraving expenses..............................   2,000
          Legal fees and expenses......................................  25,000
          Accounting Fees and Expenses.................................  10,000
          Miscellaneous................................................   1,963
          Nasdaq Additional Listing fee................................  10,000
                                                                        -------
          Total........................................................ $57,500
                                                                        =======

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Company's Bylaws provide that Asyst will indemnify its directors and officers to the fullest extent not prohibited by California law. The Company is also empowered under its Articles of Incorporation and Bylaws to enter into indemnification contracts with its directors, officers, employees and agents and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. Pursuant to this provision, Asyst has entered into indemnity agreements with each of its directors and officers.

     In addition, Asyst's Articles of Incorporation provide that, to the fullest extent permitted by California law, Asyst's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to Asyst and its shareholders. This provision in the Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non- monetary relief would remain available under California law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to Asyst, for acts or omissions not in good faith or involving intentional misconduct or knowing and culpable violations of law, that the director believes to be contrary to the best interests of Asyst or its shareholders, involving a reckless disregard for the director's duty to Asyst or its shareholders when the director was aware or should have been aware of a risk of serious injury to Asyst or its shareholders, or an unexcused pattern of inattention that amounts to an abdication of the director's duty to Asyst or its shareholders, for improper transactions between the director and Asyst and for improper distributions to shareholders and loans to directors and officers or for acts or omissions by the director as an officer. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     There is no pending litigation or proceeding involving a director, officer, employee or other agent of Asyst as to which indemnification is being sought, nor is Asyst aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

ITEM 16.  EXHIBITS

(a)  Exhibits.

  EXHIBIT
  NUMBER                            DESCRIPTION OF DOCUMENT
----------      ----------------------------------------------------------------
   2.1*         Agreement and Plan of Merger and Reorganization, dated as of
                June 2, 1999, among Asyst Technologies, Inc., PSTI Merger Sub
                Acquisition Corp., Progressive System Technologies, Inc., Advent
                International Investor II, Envirotech Fund I and Global Private
                Equity II.

   2.2*         Escrow Agreement, dated as of June 2, 1999, among Asyst
                Technologies, Inc., Progressive System Technologies, Inc., State
                Street Bank and Trust Company of California, N.A. as Escrow
                Agent, and certain shareholders of Progressive System
                Technologies, Inc.

   2.3*         Common Stock Purchase Agreement, dated as of May 26, 1999, among
                Asyst Technologies, Inc. and the purchasers thereto.

   4.1          Reference is made to Exhibits 2.1 and 2.2.

   5.1*         Opinion of Cooley Godward LLP.  Reference is made to page 19.

  23.1          Consent of Arthur Andersen LLP.  Reference is made to page 20.

  23.2          Consent of Ernst & Young LLP.  Reference is made to page 21.

  23.3*         Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

  24.1          Power of Attorney.  Reference is made to page 16.

----------
  *  Previously filed.

ITEM 17.  UNDERTAKINGS.

     (a)  Rule 415 offerings.

     The undersigned registrant hereby undertakes:


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  Filings incorporating subsequent Exchange Act documents by reference.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Registration Statement Permitted by Rule 430A

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e)  Incorporated annual and quarterly reports.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 or Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (h)  Request for acceleration of effective date.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Asyst's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Asyst duly certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorizes this Post-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, County of Alameda, State of California, on October 7, 1999.

                           ASYST TECHNOLOGIES, INC.

                                     *
                                ------------
                                Mihir Parikh
                           Chairman of the Board and
                            Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mihir Parikh and Douglas J. McCutcheon and each or any one of them, as his true and lawful attorney-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                              TITLE                                    DATE
                  *                    Chairman of the Board, Chief Executive   October 7, 1999
-------------------------------------  Officer and Director (Principal
Mihir  Parikh                          Executive Officer)

                  *                    Senior Vice President and Chief          October 7, 1999
-------------------------------------  Financial Officer
Douglas J. McCutcheon                  (Principal Financial and Accounting
                                       Officer)

                  *                    Director                                 October 7, 1999
-------------------------------------
Walter W. Wilson

                  *                    Director                                 October 7, 1999
-------------------------------------
Tsuyoshi Kawanishi

                  *                    Director                                 October 7, 1999
-------------------------------------
Stanley Grubel

                  *                    Director                                 October 7, 1999
-------------------------------------
Ashok K. Sinha

*By: /s/ Douglas J. McCutcheon         Senior Vice President and Chief          October 7, 1999
    --------------------------         Financial Officer
        Douglas J. McCutcheon
       Attorney in Fact

                               INDEX TO EXHIBITS

   EXHIBIT
   NUMBER                                DESCRIPTION OF DOCUMENT
-----------              -------------------------------------------------------
    2.1*                 Agreement and Plan of Merger and Reorganization, dated
                         as of June 2, 1999, among Asyst Technologies, Inc.,
                         PSTI Merger Sub Acquisition Corp., Progressive System
                         Technologies, Inc., Advent International Investor II,
                         Envirotech Fund I and Global Private Equity II.

    2.2*                 Escrow Agreement, dated as of June 2, 1999, among Asyst
                         Technologies, Inc., Progressive System Technologies,
                         Inc., State Street Bank and Trust Company of
                         California, N.A. as Escrow Agent, and certain shareholders of Progressive System Technologies, Inc.

    2.3*                 Common Stock Purchase Agreement, dated as of May 26,
                         1999, among Asyst Technologies, Inc. and the purchasers thereto.

    4.1                  Reference is made to Exhibits 2.1 and 2.2.

    5.1* Opinion of Cooley Godward LLP. Reference is made to page 19.

   23.1 Consent of Arthur Andersen LLP. Reference is made to page 20.

   23.2                  Consent of Ernst & Young LLP. Reference is made to page
                         21.

   23.3*                 Consent of Cooley Godward LLP. Reference is made to
                         Exhibit 5.1.

   24.1                  Power of Attorney.  Reference is made to page 16.

----------
   *  Previously filed.